EXHIBIT 99(a)(1)(B)

MEMORANDUM

To:	Employees
From:	Mike Knapp, CEO
Date:	October 16, 2002
Subject:	Offer to Exchange Stock Options

      Caliper Technologies Corp. is pleased to announce that its Board of Directors has approved management’s proposal to allow eligible employees the opportunity to exchange outstanding stock options (other than options granted on August 20, 2001), granted under Caliper’s 1999 Equity Incentive Plan, with exercise prices per share of $100 or less, for replacement options to purchase shares of Caliper’s Common Stock. This is a one-time opportunity designed to improve performance incentives for our employees and thereby maximize shareholder value. The key features of this offer are summarized below. Please also read the distributed Offer to Exchange and Summary of Terms of Option Exchange in their entirety, because the information in this memorandum is not complete and does not contain all of the information relevant to your decision whether or not to participate in this offer.

      Caliper is offering its employees and those of its subsidiaries the opportunity to exchange eligible options on a one-for-one (1:1) basis. Thus, for those employees who elect to participate in the offer, on May 20, 2003 (or a later date if the offer is extended), Caliper will grant you a replacement option covering the same number of shares of common stock as were covered by the options that you exchanged. If you wish to accept this offer with respect to any of your eligible options, you must also exchange all mandatory exchange options. Mandatory exchange options are all options that were granted to you on or after April 16, 2002.

      There are certain other conditions to exchanging your options that are set forth in detail in the Offer to Exchange and accompanying documents. In particular, if you elect to exchange any eligible option or are required to exchange any mandatory exchange option, the entire option must be exchanged. In addition, you must be continuously employed by Caliper or one of its subsidiaries through the date of grant of the replacement options in order to receive any replacement grant.

      Your replacement options will be granted on May 20, 2003 (or a later date if the offer is extended) with an exercise price equal to the closing price of Caliper’s common stock on the day prior to the date of grant. Please note that for accounting purposes we must wait six months and one day after you exchange your options to grant you the replacement options. This also means that if you accept this offer Caliper cannot grant you any new options between November 19, 2002 and May 20, 2003. Your replacement options will all be nonqualified stock options and will have a new vesting schedule equal to that number of months that remained on the vesting schedule of exchanged options on November 19, 2002, plus 6 months. The replacement options will be unvested at grant and will vest in equal monthly installments over the new vesting period. The replacement options will expire approximately ten years from the grant date of the replacement options so long as you remain continuously employed by Caliper or its subsidiaries.

      Program participation is entirely voluntary, and although our Board of Directors has approved this offer, Caliper makes no recommendation as to whether or not you should tender your options for exchange. You must make your own decision whether to tender your options. Participation involves certain risks that are discussed in the documents to be distributed to you. Caliper is making this offer upon the terms and subject to the conditions described in the offer to exchange and accompanying documents. You should carefully read the distributed materials and understand all aspects of the exchange offer before deciding whether to participate. In addition, we recommend that you consult with your tax and financial advisors before you make your decision regarding participation.

      If you decide to participate in this offer, please follow the procedures outlined in the distributed documents. If you have any questions about this offer please email your questions to Richard Butts in the Human Resources Department at Caliper, Tony Hendrickson in the Finance Department, or Rachel Ratliff in the Legal Department. Richard can be reached via e-mail at richard.butts@calipertech.com, or via telephone at (650) 623-0520. Tony can be reached via email at tony.hendrickson@calipertech.com, or via telephone at (650) 623-0725. Rachel can be reached via email at rachel.ratliff@calipertech.com, or via telephone at

(650) 623-0490. Richard will be giving presentations on this offer using the slides in the distributed documents. These presentations will be conducted in the Elephant Conference Room with the exception of the meeting for the chip manufacturing group, which will be in the 605 Break Room. The schedule is as follows:

October 16, 2002	4:00 p.m.
October 17, 2002	9:30 a.m., 2:00 p.m. (chip mfg employees) and 3:30 p.m.
October 18, 2002	11:30 a.m.
October 21, 2002	9:00 a.m. and 1:00 p.m.
October 22, 2002	9:00 a.m. and 1:00 p.m.
October 29, 2002	1:00 p.m.

      In addition, a conference call will be scheduled for the field employees.